Management Report

GroGuru Inc
For the period ended December 31, 2018



Prepared by

LohmanDehner

Prepared on

May 22, 2020

For management use only

Table of Contents

Notes to the Financial Statements

1. Preliminary, Unaudited, Non-GAAP
2. The financials are not prepared under US GAAP, particularly related to the following areas:
   a. The SAFE agreements have not been assessed for potential derivative liabilities.

Profit and Loss

January - December 2018

	Total
INCOME	
40000 Service Revenue	11,735.74
40500 Hardware Revenue	129,830.50
41000 Professional Services	10,299.00
41500 Other Revenue	17.50
42000 Refunds	(450.00)
43000 Discounts	(4,384.77)
Total Income	**147,047.97**
COST OF GOODS SOLD	
50000 Cost of Goods Sold	
50100 Hardware	75,765.04
50300 Software	17,254.38
50500 Telco	12,635.44
50900 Labor	21,010.69
Total 50000 Cost of Goods Sold	**126,665.55**
Total Cost of Goods Sold	**126,665.55**
GROSS PROFIT	**20,382.42**
EXPENSES	
60000 R&D	
60020 Product Development	14,404.15
60040 Software Development	4,687.60
60080 Hardware	68,128.14
60100 Software	13,503.42
60120 Equipment	1,807.53
60160 Supplies & Materials	31,487.45
60200 Labor	294,373.31
60220 Consulting Fees	49,765.32
60240 Legal	8,990.00
60300 Shipping & Storage	297.50
60320 Travel	20,708.88
Total 60000 R&D	**508,153.30**
61000 Payroll	
61050 Salaries	376,668.66
61200 Stock Based Compensation	27,494.57
61250 Taxes	3,970.49
61300 Fees	1,002.97
61450 Health & Dental Insurance	41,626.94
61600 Contra-Payroll	(362,340.91)
Total 61000 Payroll	**88,422.72**
62000 Sales & Marketing	450.00
62020 Advertising & Promotions	67,648.47
62100 Public Relations	49,660.00

	Total
62150 Business Development Consulting	15,286.95
62175 Salaries	122,307.67
62200 Travel	20,690.36
62250 Meals	1,366.83
Total 62000 Sales & Marketing	**277,410.28**
63000 G&A	
63050 Human Resources	4,800.00
63100 Legal	75,674.63
63150 Accounting & Finance	47,174.50
63300 Operations Consulting	23,427.27
63350 Insurance	11,445.82
63400 Office Expenses	8,868.56
63500 Dues & Subscriptions	1,997.52
63550 Hardware	914.80
63600 Software	101.49
63650 Supplies & Materials	5,002.93
63700 Small Tools and Equipment	326.45
63750 Postage & Shipping	3,168.80
63800 Rent Expense	250.00
63950 Telephone & Internet	1,685.97
64000 Bank Charges & Fees	487.18
64050 Meals	3,700.24
64100 Travel Expenses	13,371.80
64150 Air	3,648.40
64200 Car Rental	531.97
64250 Mileage / Gas	746.15
64255 Parking	1,107.86
64300 Hotel	431.50
64350 Other	1,351.74
Total 64100 Travel Expenses	**21,189.42**
64450 Trade Show	
64500 Booth Rental	3,163.25
64550 Travel	335.43
64600 Meals	515.76
Total 64450 Trade Show	**4,014.44**
64750 Taxes	2,259.88
66000 Other Business Expenses	(10,041.07)
Total 63000 G&A	**206,448.83**
Total Expenses	**1,080,435.13**
NET OPERATING INCOME	(1,060,052.71)
OTHER INCOME	
68000 Interest Income	103.09
68100 Other Income	20,000.00
Total Other Income	**20,103.09**

	Total
NET OTHER INCOME	20,103.09
NET INCOME	$ (1,039,949.62)

Balance Sheet

As of December 31, 2018

	Total
ASSETS	
Current Assets	
Bank Accounts	
10020 BofA Checking (8946)	60,897.14
10030 BofA Checking (9783)	3,724.20
10050 BofA Savings (0528)	158,427.96
Total Bank Accounts	**223,049.30**
Accounts Receivable	
11000 Accounts Receivable	85,272.19
Total Accounts Receivable	**85,272.19**
Other Current Assets	
11100 Inventory Asset	29,557.45
11150 Prepaid Expenses	45,000.00
Total Other Current Assets	**74,557.45**
Total Current Assets	**382,878.94**
Fixed Assets	
12010 Software Development	89,939.33
12110 Accumulated Amortization Software	(17,254.38)
Total Fixed Assets	**72,684.95**
TOTAL ASSETS	**$455,563.89**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
20000 Accounts Payable	121,160.49
Total Accounts Payable	**121,160.49**
Credit Cards	
20150 BofA Credit Card (6973)	(1,486.84)
Total Credit Cards	**(1,486.84)**
Other Current Liabilities	
20100 Deferred Service Revenue	32,126.56
20120 Deferred Discounts	(263.54)
20200 Sales Tax Payable	295.77
20210 California State Board of Equalization Payable	5,285.11
20220 Tennessee Department of Revenue Payable	667.78
20300 Accrued Salaries & Wages	37,544.84
20700 Customer Deposits	13,101.42
Total Other Current Liabilities	**88,757.94**
Total Current Liabilities	**208,431.59**
Long-Term Liabilities	
22000 SAFE Agreements	1,456,007.01

	Total
Total Long-Term Liabilities	**1,456,007.01**
Total Liabilities	**1,664,438.60**
Equity	
30200 Common Stock	2,634.24
30250 Additional Paid-In Capital	152,925.89
30400 APIC - Employee Stock Options	27,494.57
31000 Retained Earnings	(351,979.79)
Net Income	(1,039,949.62)
Total Equity	**(1,208,874.71)**
TOTAL LIABILITIES AND EQUITY	**$455,563.89**